Exhibit 99.1

Videocon d2h Limited

Extra – Ordinary General Meeting – 25th September, 2015

Videocon d2h Limited

CIN: U92100MH2002PLC137947

Regd Off: Auto Cars Compound, Adalat Road, Aurangabad – 431005

Ph.no: +91-240-2320750	Fax no: +91-240-2335755	Website: www.videocond2h.com

NOTICE

Notice is hereby given that the Extra – Ordinary General Meeting of the Members of Videocon d2h Limited (“the Company”) will be held on Friday, 25th September, 2015, at 2.00 p.m. at 2nd Floor, Fort House, 221, Dr. D N Road, Fort, Mumbai 400 001 to transact the following business:

1. Issuance of Bonus/Earnout Shares:

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 63 and other applicable provisions, if any, of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof, for the time being in force, the “Companies Act, 2013”), including the rules framed thereunder, relevant provisions of the Companies Act, 1956, to the extent that such provisions have not been superseded by the Companies Act, 2013 or de-notified, as the case may be, other applicable laws, regulations, policies or guidelines, and the provisions of the Memorandum of Association of the Company and Articles of Association of the Company and subject to approvals, as may be necessary, of relevant government, statutory and/or regulatory authorities, including the Central Government and the Ministry of Information and Broadcasting, Government of India, Reserve Bank of India and such other approvals, permissions and sanctions, as may be necessary, and subject to such conditions and modifications as may be prescribed or imposed by any of them while granting such approvals, permissions and sanctions, the consent, approval and sanction of the members be and is hereby accorded to the Board of Directors of the Company (hereinafter called the “Board”, which term shall be deemed to include any committee(s) constituted/to be constituted by the Board to exercise the powers including powers conferred by this Resolution, to the extent permitted by law) to capitalize a sum of Rs. 273,599,840 (Rupees: Two Hundred Seventy Three Million, Five Hundred Ninety Nine Thousand, Eight Hundred and Forty only) out of its Free Reserves/Securities Premium Account or such other notified account as are permissible to be utilized for the purpose of issue of bonus shares, as per the audited accounts of the Company for the year ended 31st March, 2015, and that the said amount be transferred to the Share Capital Account and be applied for the purpose of issue and allotment of 23,360,000 Bonus Equity Shares of Rs. 10/- each, credited as fully paid up, equivalent to 5,840,000 American Depository Shares (ADSs) to the shareholders of the Company as on 31st December, 2014, the date of Contribution Agreement between Silver Eagle Acquisition Corp and the Company; and issue and allotment of 3,999,984 Bonus equity shares of Rs. 10/-, credited as fully paid up, equivalent to 999,996 ADSs to Deutsche Bank Trust Company Americas, the Depository for the benefit of Global Eagle Acquisition LLC, the Sponsor, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company (hereinafter referred to as the “Bonus Equity Shares”) and that the Bonus Equity Shares so distributed shall, for all purposes, be treated as an increase in the paid-up share capital of the Company held by each such member, and not as income to the Company.

RESOLVED FURTHER THAT the said Bonus Equity Shares shall be subject to the provisions of the Memorandum of Association and Articles of Association of the Company and shall rank pari-passu with the existing equity shares of the Company and carry the same rights as the existing fully paid equity shares of the Company and shall be entitled to dividend(s) to be declared after the bonus shares are allotted.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds, matter and things as may be necessary in connection with listing of ADSs represented by shares that may be issued and allotted to the Sponsor.

RESOLVED FURTHER THAT for the purpose of giving effect to this Resolution, the Board be and is hereby authorized on behalf of the Company to agree to make and accept such conditions, modifications and alterations stipulated by any of the relevant authorities while according approvals, consent or permissions to the issue and allotment of Bonus Equity Shares, as may be considered necessary, proper and expedient and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose and power on behalf of the Board to settle any questions, difficulties or doubts that may arise in regard to issue and allotment of Bonus Equity Shares, without being required to seek any further consent or approval of the Company and it is intended that the Company shall deemed to have given its approval thereto expressly by authority of this Resolution.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred by this Resolution on it, to any committee of Directors or any person or persons, as it may in its absolute discretion deem fit in order to give effect to this Resolution.”

NOTES:

1.	Explanatory Statement pursuant to Section 102 of the Company Act, 2013, is enclosed and forms part of this notice.

2.	IN TERMS OF THE PROVISIONS OF SECTION 105 OF THE COMPANIES ACT, 2013, READ WITH RULE 19 OF THE COMPANIES (MANAGEMENT AND ADMINISTRATION) RULES, 2014, A MEMBER ENTITLED TO ATTEND AND VOTE AT THE EXTRA-ORDINARY GENERAL MEETING (THE “MEETING”) IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/ HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING. A PERSON CAN BE A PROXY FOR MEMBERS NOT EXCEEDING 50 (FIFTY) AND HOLDING IN THE AGGREGATE NOT MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS. PROVIDED THAT A MEMBER HOLDING MORE THAN TEN PERCENT, OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS MAY APPOINT A SINGLE PERSON AS PROXY AND SUCH PERSON SHALL NOT ACT AS PROXY FOR ANY OTHER PERSON OR SHAREHOLDER. A PROXY FORM FOR THE MEETING IS ENCLOSED.

3.	Members/Proxy(ies) are requested to bring attendance slip, as enclosed, duly filled in.

4.	Corporate Members intending to send their authorized representatives to attend the Meeting are requested to send a certified copy of the Board Resolution authorizing their representative to attend and vote on their behalf at the Meeting.

5.	The relevant records and documents connected with the business set out in the Notice are available for inspection at the Registered Office of the Company between 12.00 Noon to 3.00 p.m. on all working days upto the date of the Meeting.

6.	Members may address their queries/communications at companysecretary@d2h.com.

Registered Address:	For Videocon d2h Limited

Auto Car Compound,
Adalat Road,	/s/ Saurabh P. Dhoot
Aurangabad-431005	Name: Saurabh P. Dhoot
CIN: U92100MH2002PLC137947	Title: Whole-Time Director
Email id: companysecretary@d2h.com	DIN: 00970362
Website: www.videocond2h.com

Place: Mumbai
Date: 4th August, 2015

EXPLANATORY STATEMENT

[Pursuant to Section 102 of the Companies Act, 2013]

Item No. 1:

The Company has entered into Contribution Agreement with Silver Eagle Acquisition Corp on 31st December, 2014 (the “Contribution Agreement”).

Pursuant to the Contribution Agreement, as amended, our existing shareholders as of the date of the Contribution Agreement and the Sponsor, Global Eagle Acquisition LLC, are entitled to receive by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of our board ofdirectors) upon satisfaction of certain share price performance hurdles of the American Depository Shares (ADSs) on the NASDAQ being satisfied within three years ofthe initial listing of the ADSs (the “Earnout”), namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”, each as defined in the Contribution Agreement. In the event that the Company issues shares pursuant to the Earnout by way of a bonus issue or otherwise, the holders of the ADSs (including any holders of equity shares underlying such ADSs), other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, have no interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise, and in terms of the Articles of Association of the Company such holders of ADSs (including any holders of equity shares underlying such ADSs) other than the Sponsor have been deemed to have waived their right under applicable Indian law and interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise.

Further, in terms of Clause 21(6) of the Articles of Association of the Company, in the event that the Company undertakes a bonus issuance of equity shares in order to give effect to the Earnout, then the entitlement of the holders of ADSs (including any holders of equity shares underlying such ADSs) to receive any interest in equity shares pursuant to such bonus issue will be governed solely by the terms of the Deposit Agreement and the Contribution Agreement, and such holders of the ADSs (including any holders of equityshares underlying such ADSs) except the Sponsor (“Public ADS Holders”) are deemed to have:

a)	waived their right under applicable Indian law, if any, to receive any interest in or entitlement to equity shares pursuant to such bonus issuance; and

b)	authorized the Company to instruct the Depository to accept for deposit any equity shares and distribute ADSs as may be required to effect the Earnout upon declaration of any such bonus issuance as contemplated in the said Article.

Also, in terms of the Deposit Agreement such holders of ADSs (including any holders of equity shares underlying such ADSs) other than the Sponsor have been deemed to have authorised the Company to instruct the Depository to accept for deposit any equity shares and distribute ADSs as may be required to effect the Earnout upon declaration of any such bonus issuance.

The Initial Performance Hurdle is said to be achieved if the last sales price of the Videocon d2h ADSs on NASDAQ (converted into Indian rupees on each such day at the Indian Rupee/U.S. Dollar Exchange Rate on such date) for 20 trading days in a 30-trading day period equals or exceeds 125% of the Listing Price (i.e. price per ADS issued to the SEAC Distribution Record Holders converted into Indian rupees at the Indian Rupee/U.S Dollar Exchange Rate prevailing on the Closing Date, 31st March, 2015).

The aforesaid arrangement/disclosure also forms part of the Company’s registration statement on Form F-4 (Registration Statement No. 333-201870) filed with United States Securities and Exchange Commission.

The Statutory Auditors of the Company has determined that the Initial Performance Hurdle has been achieved and satisfied. The said certificate is available at the Registered Office of the Company till the conclusion of the ensuing Extra-Ordinary General Meeting and the same shall also be placed before the members at the Extra-Ordinary General Meeting.

Accordingly, the Board of Directors of the Company at their meeting held on 22nd July, 2015 have approved, subject to approval of Ministry of Information and Broadcasting and such other approvals and consents as may be required under the applicable regulations, the issuance of 23,360,000 Bonus Equity Shares of Rs. 10/- each, credited as fully paid up (equivalent to 5,840,000 ADSs) to the shareholders of the Company as of the date of the Contribution Agreement and the issuance of 3,999,984 Bonus Equity Shares of Rs. 10/-each, credited as fully paid up (equivalent to 999,996 ADSs) to the Sponsor by way of a bonus issue, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company.

The Board of Directors of the Company have recommended capitalization of sum of Rs. 273,599,840/- (Rupees: Two Hundred Seventy Three Million, Five Hundred Ninety Nine Thousand, Eight Hundred and Forty only) out of its Free Reserves/Securities Premium Account or such other notified account as are permissible to be utilized for the purpose of issue of bonus shares, as per the audited accounts of the Company for the year ended 31st March, 2015, and that the said amount be transferred to the Share Capital Account and be applied for the purpose of issue and allotment of 27,359,984 Bonus Equity Shares of Rs. 10/- each, credited as fully paid up.

The fully paid-up Bonus Equity Shares shall be distributed to the shareholders of the Company as of the date of the Contribution Agreement viz., Mr. Venugopal N. Dhoot, Mr. AnirudhaDhoot, M/s. Greenfield Appliances Private Limited, M/s. Synergy Appliance

Private Limited, M/s. Solitaire Appliances Private Limited, M/s. Platinum Appliances Private Limited, M/s. Shree Dhoot Trading and Agencies Limited and M/s. Dome-Bell Electronics India Private Limited and to Deutsche Bank Trust Company Americas for the benefit of Global Eagle Acquisition LLC, the Sponsor, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company.

The said Bonus Equity Shares shall be subject to the provisions of the Memorandum of Association and Articles of Association of the Company and shall rank pari-passu with the existing equity shares of the Company and carry the same rights as the existing fully paid equity shares of the Company and shall be entitled to dividend(s) to be declared after the bonus shares are allotted.

Pursuant to the provisions of the Companies Act, 2013, the issuance of the Bonus shares requires approval of the members of the Company by way of passing an Ordinary Resolution. Accordingly, the Board recommends the proposed resolution for approval of the members.

Except Mr. Saurabh Dhoot, who is interested in the resolution to the extent of his beneficial ownership and Mrs. Radhika Dhoot, wife of Mr. Saurabh Dhoot, none of the Directors, Key Managerial Personnel and relatives of Directors and/or Key Managerial Personnel (as defined in the Companies Act, 2013) is concerned or interested in the proposed resolution, except in ordinary course of business.

Registered Address:	For Videocon d2h Limited

Auto Car Compound,
Adalat Road,	/s/ Saurabh P. Dhoot
Aurangabad-431005	Name: Saurabh P. Dhoot
CIN: U92100MH2002PLC137947	Title: Whole-Time Director
Email id: companysecretary@d2h.com	DIN: 00970362
Website: www.videocond2h.com

Place: Mumbai
Date: 4th August, 2015

FORM NO. MGT 11

Proxy Form

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies

(Management and Administration) Rules, 2014]

Videocon d2h Limited

CIN: U92100MH2002PLC137947

Regd. Office: Auto Cars Compound, Adalat Road, Aurangabad-431005

Tel.No.: (+91 240) 232 0750 Fax. No.: (+91 240) 233 5755

Website: www.videocond2h.com

Extra-Ordinary General Meeting- 25th September, 2015

Name of the
member(s)

Registered address

Email

Folio No. / Client ID No.

DP ID No.

I/we, being the member (s) of shares of the above named Company, hereby appoint
Name :	Email :

Address :

Signature:
or failing him/her

Name :	Email :

Address :

Signature:
or failing him/her

Name :	Email :

Address :

Signature:

(contd…….)

as my/ our proxy to attend and vote (on a poll) for me /us and on my/our behalf at the Extra-Ordinary General Meeting of the Company, to be held on Friday, 25th September, 2015 at 2.00 p.m. at 2nd Floor, Fort House, 221, Dr. D N Road, Fort, Mumbai 400 001 at any adjournment thereof in respect of such resolution as are indicated below:

Resolution Number	Resolution	For	Against
Special Business:

1.	To consider issuance of Bonus/Earnout Shares

Signed this                          day of              2015.

Affix
Revenue
Signature of the Shareholder	Signature of the Proxy holder(s)	Stamp
Re. 1

Notes:

1.	This form of Proxy in order to be effective should be duly completed and deposited at the Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.

2.	This is only optional. Please put a ‘Ö’ in the appropriate column against the resolutions indicated in the box above. If you leave the ‘For’ or ‘Against’ column blank against the resolution, your Proxy will be entitled to votein the manner as he/she thinks appropriate.

3.	Appointing a proxy does not prevent a member from attending the meeting in person if he so wishes.

ATTENDANCE SLIP

Videocon d2h Limited

CIN-U92100MH2002PLC137947

Regd. Office: Auto Cars Compound, Adalat Road, Aurangabad-431005

Tel No.: (+91 240) 232 0750 Fax No.: (+91 240) 233 5755

Website: www.videocond2h.com

Extra-Ordinary General Meeting- 25th September, 2015

Regd. Folio No. / Client ID
No.

DP ID No.

No. of shares held

I certify that I am a registered Shareholder/Proxy for the registered Shareholder of the Company.

I hereby record my presence at the EXTRA-ORDINARY GENERAL MEETING of the Company held on Friday, 25th September, 2015 at 2.00 p.m. at 2nd Floor, Fort House, 221, Dr. D N Road, Fort, Mumbai 400 001.

Member’s / Proxy’s Name in Block Letters	Member’s / Proxy’s Signature

Note: Please fill in this attendance slip and hand it over at the ENTRANCE OF THE HALL.

Please read errata for typesetting matter.